Mail Stop 4561

March 14, 2006

Bernard C. Bailey
Chief Executive Officer
Viisage Technology, Inc.
296 Concord Road, Third Floor
Billerica, MA 01821

> **Re: Viisage Technology, Inc.**
> **Registration Statement on Form S-4**
> **File No. 333-131843**
> **Form 8-K filed March 2, 2006**
> **File No. 0-21559**
>
> **Identix Incorporated**
> **Form 10-K for the Year Ended June 30, 2005**
> **Form 10-Q for the Quarterly Period Ended September 30, 2005**
> **Form 10-Q for the Quarterly Period Ended December 31, 2005**
> **File No. 1-09641**

Dear Mr. Bailey:

We have reviewed your above-mentioned filings and have the following comments. Please respond to our comments on the periodic filings within 10 days of the date of this letter. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1.   Your cover letter dated February 14, 2006, indicates that Imaging Automation, Inc. ("iA") financial statements are not required once you update the financial statements in the current Registration Statement. Be advised that investors need previously furnished financial statements of iA in the current Registration Statement if it is included in audited results for less than 21 months and was at the 70% or greater level. Provide us with the significance test (i.e., asset, purchase price, and income test) of the Imaging Automation, Inc. acquisition and confirm that the acquisition is below the 70% threshold.

2.   In an appropriate location at the forepart of the prospectus, expand your disclosure to discuss the reasons why Identix shareholders will have 59% of the combined company while Viisage will dominate the board.

Cover Page

3.   Please move the last paragraph on this page to a section of the prospectus not subject to Item 501 of Regulation S-K.

Table of Contents

4.   Item 502(a) of Regulation S-K requires that your table of contents fit on the inside front or outside back cover page. Your current table of contents is six pages long. Please condense this table to reference the location of only the most material sections or subsections of the document.

5.   Please move the four paragraphs following the table of contents to a section of the prospectus not subject to Rule 421(d) of Regulation C.

Questions and Answers About the Merger

6.   Please add questions and answers regarding: why proposals 2C-2E are required in order to complete the merger; the effect of abstentions and broker non-votes; householding; and quantification of the benefits principal shareholders, officers, directors and affiliates will receive as a result of the transaction, such as employment agreements and acceleration of vesting of Identix restricted shares upon closing of the merger.

What stockholder approvals are required for Viisage?, page III

7.   Revise to state the number of voting shares present, or represented by proxy, that are required to make a quorum for the purposes of voting on each proposal. Provide similar disclosure, in the corresponding Q&A, for Identix.

How many votes do Viisage stockholders have?, page IV

8.   Expand this Q&A to quantify the number of the number of shares officer, directors and their affiliates own and, if known, that they intend to vote them in favor of all proposals. Please provide similar disclosure for Indentix officers and directors, and their affiliates, under the Q&A "How many votes do Identix stockholders have?".

Summary, page 1

9.   The summary should be brief, should provide a brief overview of the key aspects of the offering, and should not contain all of the detailed information in the prospectus. Currently, your summary (including the question and answer and recent development sections) is 19 pages long and much of the information provided in the summary is repetitive of information provided in your questions and answers section. Please revise this section to identify only those aspects of the offering that are most significant. See Item 503(a) of Regulation S-K.

10.   Please include disclosure regarding the number of shares of common stock of Viisage currently outstanding and the estimated number of shares that are issuable to Identix shareholders in the merger.

11.   Although we note that both Viisage and Identix are Delaware companies, you should expand your disclosure to provide a brief explanation of any material differences between the rights of security holders of Identix and those of Viisage. See Item 4(a)(4) of Form S-4. There are differences in the governing instruments of the two entities and this should be briefly stated and a cross-reference to the more comprehensive discussion should be given.

12.   Clarify whether any Viisage or Identix shareholders, other than certain of their officers and directors referenced on pages 7 and 8, have agreed to vote in favor of the merger.

Termination of the Merger Agreement; Fees Payable, page 9

13.   Revise this disclosure to discuss the potential impact on the financial position of both Viisage and Identix should they be required to pay this termination fee.

Recent Developments

L-1 Investment and IBT Acquisition, page 12

14.   We note that L-1 Investment Partners, LLC ("L-1") assigned the rights to the investment agreement and the membership interest purchase agreement to Aston Capital Partners L.P. ("Aston"). Your disclosure indicates that Aston is an affiliate of L-1. Revise to clarify the affiliation and the nature of the relationship between Aston and L-1. Further, clarify your relationship with these entities prior to this transaction. Explain why these transactions were structured in this manner. In addition, since L-1 assigned its rights under the investment agreement to Aston, explain why your document refers to this agreement as the 'L-1 Investment' in the filing.

15.   Additionally, you should expand your disclosure in the forepart of the prospectus to explain the interrelationship between the Robert LaPenta, James DePalma and Joseph Paresi, L-1, Aston, the Integrated Biometric Technology acquisition and the business combination at hand. As a result of the investment agreement L-1/Aston is now your largest stockholder and Messrs. LaPenta, DePalma and Paresi will all hold executive positions in the combined company. Also, one condition to the merger is that you and L-1 enter into a termination and non-compete agreement in a form satisfactory to Identix. Revise to add a question and answer regarding these interrelationships and, as requested in the comment above, to provide more robust disclosure in your summary (specifically, in your discussion of certain interests of Viisage persons in the merger) and/or recent developments sections.

Special Note Regarding Forward-Looking Statements, page 14

16.   Please move your discussion on this page to a part of the prospectus that is not subject to Rule 421(d).

Risk Factors

17.   The practical implications of the requirement that Viisage amend its governing instruments to require a two-thirds vote to change the size of the board or to further amend the articles of incorporation is unclear. It appears that this requirement is another example of certain anti-takeover devices implemented by Viisage. Please revise to include risk factor disclosure regarding this and all other potential anti-take over measures (such as a staggered board) to investors.

Risks Related to the Merger, page 16

18.   Since you disclose on page 100 that the authorization of additional shares of Viisage common stock is required to complete the merger, please add risk factor disclosure that the merger will not be consummated unless Viisage stockholders approve Proposal 2A.

Risks Related to Viisage and the Combined Company After the Merger

Viisage and Identix derive a significant portion of their revenues from a few…, page 20

19.   We note your disclosure on page 137 that Viisage has historically derived a significant portion of its revenues from a limited number of customers. Revise this risk factor to highlight both Viisage's and Indentix's 10% customers for all periods presented in the prospectus. For example, disclose that Viisage had two customers accounting for 31% of total revenues for fiscal 2004 (i.e., Telos Corporation (U.S. Department of Defense) and U.S. Department of State). Please name all 10% customers for both Viisage and Indentix for the last three fiscal years here and in your business discussion, as appropriate, pursuant to Item 101(c)(1)(vii) of Regulation S-K to provide a historical context for investors.

Viisage and Identix face intense competition… page 23

20.   Consider providing the names of the major competitors of Viisage and the combined company, similar to the disclosure on Identix's competitors disclosed on page 34.

Loss of limited source suppliers may result in delays or additional expanses, page 25

21.   You disclose that both Viisage and Indentix obtain certain products from a limited number of suppliers. Please tell us if you are substantially dependent upon any of these suppliers, such as Toppan Printing Co. Ltd.

The acquisitions by Viisage and Identix could result…, page 29

22.   Revise to quantify the amounts of goodwill and intangible assets referenced in this risk factor. We note that there is a significant amount of goodwill associated with this particular transaction. Revise your disclosure to discuss the material reasons for this and the risks, if any, to investors and the business of the combined company from any future material impairments.

Special Meeting of Viisage Stockholders, page 43

23.   Please revise to disclose the voting agreements entered into by certain directors
        and officers of Viisage with Identix, similar to the disclosure on the Viisage
        voting agreements with certain directors and officers of Identix on page 47.

Proxy Solicitation, page 46

24.   Please quantify the fees to be paid to The Altman Group for the solicitation of
        proxies. Please also provide similar disclosure regarding the customary fees to be
        paid to D. F. King & Co. by Identix.

Viisage Proposal No. 1 and Identix Proposal No. 1 – The Merger, page 56

Background of the Merger, page 56

25.   Please provide us with a copy of all materials provided to the Boards of Viisage
        and Identix (i.e., the Board books, etc.) related to this transaction. We note that
        USBX also received certain forecasts and projections used in the evaluation of the
        fairness of this transaction. Please also provide us with a copy of these, and all
        other similar material provided to USBX or Janney, as well.

26.   Please describe in detail each material discussion that took place rather than just
        setting forth a simple timeline. See Items 1005(b) and (c) of Regulation M-A.

27.   Provide some context to the decision of L-1 to invest a $100 million in Viisage
        and the background of that transaction. Was it contemplated at the time of that
        agreement that Viisage would engage in some sort of merger or acquisition of
        other entities in the biometrics and identity solutions sector?

28.   Revise to state the terms, possible structures, and possible valuation ranges
        proposed by Mr. LaPenta at the December 13, 2005 meeting. Provide similar
        disclosure regarding the discussions between Messrs. LaPenta and Gudis on
        December 22, 2005.

Reasons for the Merger, page 58

29.   Please provide a more comprehensive discussion of the reasons for both parties
        believing that the merger is fair to, and in the best interests of the respective
        companies and shareholders. Please clarify that the discussion includes all
        material factors. Did Viisage or Identix consider continuing as independent
        companies or other strategic alternatives? Here or elsewhere as appropriate

Bernard C. Bailey
Viisage Technology, Inc.
March 14, 2006
Page 7

discuss whether there is any material execution risk associated with the merger
and the steps that will be undertaken to ensure smooth integration.

Opinion of the Financial Advisor to the Board of Directors of Viisage, page 62

30.   Please revise the disclaimer that the text in this section is "qualified in its
        entirety" by reference to the full text of the opinion, as this section is required to
        provide a materially complete description of the fairness opinion and contain all
        the information Item 1015(b)(6) of Regulation M-A requires.

31.   Include a brief and concise summary for the comparable company trading
        analysis as well as the comparable transaction analysis explaining why the
        companies or transactions were selected and why they were comparable to, varied
        from or were useful in evaluating this transaction or to Viisage. Please also
        provide this disclosure for the precedent transaction analysis conducted by
        Janney.

32.   On page 66, USBX notes that it based its analyses on assumptions that it deemed
        reasonable. With respect to each analysis, please revise to disclose the material
        assumptions and estimates used for the particular analysis. For example, certain
        analyses are based upon forecasts of future results, but these forecasts do not
        appear to be disclosed. We also note that Janney made numerous assumptions in
        its analyses and similar revisions should be made to disclosure regarding its
        fairness determination.

33.   Please revise to provide the information required by Items 1015(b)(2)-(3) of
        Regulation M-A for the Fairness Opinion of USBX.

34.   Please quantify the fee to be paid to USBX. Also, describe any material
        relationship with and quantify any consideration paid to USBX in the preceding
        two years. See Item 1015(b)(4).

Opinion of Financial Advisor to the Board of Directors of Identix, page 67

35.   We note your disclosure on page 68 that investors "may read the Janney opinion
        for a summary of the procedures followed, factors considered, assumptions made
        and qualifications and limitations of the review undertaken by Janney in
        connection with its opinion. The following is a discussion of the methodology
        Janney used to render its opinion." Please ensure that this section provides a
        materially complete description of the fairness opinion and contains all the
        information Item 1015(b)(6) of Regulation M-A requires. The summary of the
        procedures followed, assumptions made and limitations on the scope of the
        review in the body of the proxy statement should be materially complete without

reference to the text of the opinion.

36.   Please quantify the fee to be paid to Janney. <u>See</u> Item 1015(b)(4). Please also revise to disclose the maximum amount of contingent fee that Janney could earn upon consummation of this merger for its separate advisory services to Identix.

<u>Interests of Certain Viisage Persons in the Merger, page 76</u>

<u>Employment and change in control arrangements, page 79</u>

37.   We note that you intend to enter into compensation arrangements with Messrs. Lapenta, DePalma, Paresi, Bailey, Miller and Lazzouni, that you have offered to enter into employment agreements with Dr. Atick and Messrs. Molina and Miller, and that the existing employment agreement with Ms. Lindsoe will continue in full force. Revise to disclose the status of these compensation and/or employment offers. Advise why you have not filed these documents at this time.

<u>Interests of Certain Identix Persons in the Merger, page 79</u>

38.   Consider expanding this section to include tabular disclosure of the interests of certain Identix persons in the merger (i.e., the compensation to be received pursuant to new employment arrangements, severance arrangements, accelerated vesting of restricted shares, etc.).

<u>Material United States Federal Income Tax Considerations, page 83</u>

<u>Tax Consequences of the Merger, page 84</u>

39.   We note that Heller Ehrman LLP and Choate, Hall & Stewart LLP will render opinions that the merger will qualify as a nontaxable reorganization under the Internal Revenue Code. These opinions will be filed as exhibits to the Form S-4 pursuant to Item 601(b)(8) of Regulation S-K. Please afford us sufficient time to review these opinions and your disclosure. Please ensure that the tax opinions address and express a conclusion for each material federal income tax conclusion.

<u>The Merger Agreement, page 87</u>

40.   We note that the summary of the merger agreement is qualified in its entirety by reference to the complete text of the agreement. We also note that the merger agreement contains representations and warranties that are modified, qualified, and have exceptions created by confidential disclosure schedules and that shareholders should not rely on the representations and warranties as characterizations of factual information about Viisage and Identix, since they were made as of the date of the merger agreement and are modified in part by the

underlying undisclosed schedules. Please narrow these disclaimers so that your disclosure is consistent with the obligation to provide a materially complete description of the agreement in the registration/proxy statement.

Fractional Shares, page 89

41.   We assume that $8.50 relates to the implied price per share as of a recent date. Please advise and revise to state the reason fractional shares will be paid out at $8.50 per share.

Proposal No. 2D and Proposal No. 2E, pages 102-103

42.   Revise to disclose the current vote required to change the size of the board and take the other specified actions.

Notes to Unaudited Pro forma Consolidated Condensed Financial Statements, pages 110-113

43.   You disclose various factors that support your conclusion that Viisage is the accounting acquirer. Provide us with further analysis and support for your conclusion. In this regard, explain why each of the factors supports your conclusion beyond what has been disclosed in the footnotes. Identify the senior management position held in the combined company and describe the terms of the employment agreements for each of those positions. Are any of these positions "at will"? We note that there will be two primary divisions subsequent to the merger. Tell us the significance of each of these divisions and indicate who holds the key positions in the divisions. Indicate who has discretion in terminating these positions (i.e., BOD or CEO). Tell us how long Viisage has the right to select a majority of the BOD. Describe the composition of the nominating committee and its ability to nominate directors. In addition, tell us whether the significant minority holdings in the combined company are the primary the result of L-1's recent investment.

44.   Indicate the ownership interest of equity interest holders on a fully diluted basis. That is, tell us the ownership percentages of each company in the combined company including the vested "in-the-money" stock options and warrants. See paragraph 17 of SFAS 141.

45.   Revise to separately present the items that are classified within Stockholder's Equity on the face of your Pro Forma Balance Sheet. These pro forma adjustments should be presented gross on the face of the pro forma financial statements in order to properly present the associated pro forma items adjusted.

46.   Revise to disclose the number of vested and unvested stock options and warrants
        in note 1. Disclose the basis for determining fair value and the amount of
        intrinsic value associated with the unvested stock options.

47.   We note your disclosure in note 5 that discusses your preliminary allocation of
        the acquisition cost of Identix. Clarify the following with respect to your
        preliminary allocation.

        ▪ Explain why a significant amount of the purchase price of this acquisition is
           being allocated to Goodwill. In this respect, explain why your preliminary
           allocation results in the allocation of approximately 87% of the purchase price
           to goodwill. This is significantly higher than the 45% premium you paid over
           the quoted market value of the Identix stock (as you disclose in note 1 on page
           110).
        ▪ Describe for us, in reasonable detail, the process used to identify and value
           intangible assets to be acquired in connection with this acquisition. Explain
           how that process complied with the guidance of SFAS 141, paragraphs 37.e,
           39 and A14-A28. We note that the intangible assets relate primarily to
           acquired technology and customer intangibles. Tell us and disclose in the pro
           forma footnotes the specific intangible assets identified and the value
           allocated to each specific intangible.
        ▪ Tell us how the fair values of the intangible assets were determined. In this
           respect, we note that the total value estimated fair value of total intangible
           assets of $70.2 M is less than total fiscal year 2005 revenues reported by
           Identix of $73.8.
        ▪ As part of your response, explain how you considered whether you were
           acquiring any in-process research and development. We refer you to
           paragraph 42 of SFAS 141.
        ▪ Tell us how you determined the fair value of the deferred revenue in
           accordance with EITF 01-3. Also, refer to EITF 04-11. Explain why the
           book values were not adjusted in each acquisition displayed in the pro forma
           financial statements.
        ▪ Provide a similar analysis for the IBT and SecuriMetrics purchase price
           allocation.

48.   Your disclosure in note 8 states that the pro forma adjustments include a change
        in the presentation of Identix amortization to conform to Viisage's presentation.
        Tell us the difference between Identix's and Viisage's policy. Clarify whether
        this amortization expense relates to technology based intangible assets. If so, tell
        us how Viisage's presentation complies with question 17 of the SFAS 86
        Implementation Guide.

49.   Clarify why the entire preliminary pro forma adjustment to reflect the amortization of intangible assets in connection with the SecuriMetrics acquisition has been presented as operating expense.

Information Regarding Viisage Business, page 121

Intellectual Property, page 130

50.   Please revise your discussion of Viisage's intellectual property to provide a discussion of the duration and effect of all patents and trademarks held. See Item 101(c)(1)(iv) of Regulation S-K.

Backlog, page 130

51.   Please revise your disclosure consistent with Item 101(c)(1)(viii) of Regulation S-K. For example, Reg S-K requires that you disclose the dollar amount of backlog orders believed to be firm and indicate the portion of the backlog not reasonably expected to be filled within the current fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Viisage, page 134

52.   Consider expanding your "Introduction" to include management's perspective on the business. Consider using this section to provide an executive level overview of the company to provide context for the remainder of the MD&A discussion. For example, identify the factors that your company's executives focus on in evaluating financial condition and operating performance. What factors do management look at in assessing the strength or weakness of your business? What are the material operations, risks and challenges facing your company and how is management dealing with these issues? Refer to Release 33-8350 on our website at www.sec.gov.

Results of Operations, page 142

53.   Revise your MD&A to expand your disclosure regarding the impact on future results of operations of any known trends that are reasonably likely to have a material effect on your business as a whole. For example, in the Business section you identified certain trends within the advanced technology identity solutions industry, such as growth in government-initiated security programs, increasing cost of identity theft and financial fraud statutory mandates for secure document authentication. Revise your discussion in MD&A to the extent these trends are material to your operations. Alternatively, explain why any known trends are not likely to have a significant impact on your business.

54.   Revise your discussion of revenues to include a more detailed discussion of pricing pressure. For example, we note the net price per creditial increases on contract extensions signed in 2003 were responsible for an increase of approximately $300,000 in fiscal 2003.

Valuation of Goodwill and Other Long-Lived and Intangible Assets, page 138

55.   We note your reference to independent valuations from third-party financial institutions here and several other places in your filing. Please note that when you refer to independent appraiser(s), you should identify the appraiser(s) and included the expert's consent when the reference is included in a filing in the 1933 Act environment. We believe reference to such expert in a registration statement requires a consent following Rule 436(b) of Regulation C. Alternatively, you may delete such references.

Liquidity and Capital Resources, page 152

56.   We note your disclosure, "We believe that our existing cash balances and anticipated cash flows from operations will be sufficient to meet our operating and debt service requirements for the next 12 months, as well as fund our acquisition strategy." Clarify why you believe that your existing cash balances and anticipated cash flows from operations are sufficient to fund your acquisition strategy when it appears that the funds anticipated from the L-1 investment agreement are being used to fund your acquisitions. Advise or revise as appropriate.

Contractual Obligations, page 152

57.   Clarify why your contractual obligations table does not include the Fargo Electronic, Inc. purchase commitment noted on page F-25 of your filing. Advise or revise as appropriate.

Security Ownership of Certain Beneficial Owners and Management, page 165

58.   Please revise your table to show the percentage of common stock owned by all officers and directors as a group. See Item 403(b) of Regulation S-K.

Bernard C. Bailey
Viisage Technology, Inc.
March 14, 2006
Page 13

Executive Compensation

Summary Compensation Table, page 170

59.   It appears that Mr. van Os' retention bonus should be included in the bonus
        column rather than "All Other Compensation." Please revise or advise.

Consolidated Statements of Operations, page F-8

60.   Tell us your consideration for separately presenting revenue and cost of revenue
        for your products and services on your consolidated statement of operations
        pursuant to Rule 5-03(b) of Regulation S-X. Explain why you have separately
        presented such information on your consolidated statements of operations for the
        three and nine months ended October 2, 2005. That is, explain why the
        presentations between periods are different.

Note 2. Summary of Significant Accounting Policies

Research and Development Costs, page F-18

61.   Your disclosure indicates that you evaluate the criteria of SFAS No. 2 to account
        for your funded research and development efforts. Clarify why you believe that
        SFAS No. 2 provides guidance with respect to funded research and development
        efforts instead of SFAS No. 68. Tell us the specific criteria that you evaluate to
        determine the appropriate accounting for the funding received from these
        arrangements.

Software Costs, page F-18

62.   Your disclosure states, "Costs related to software developed for internal use are
        expensed as incurred until technological feasibility has been reached." This
        disclosure indicates that you are accounting for such costs pursuant to SFAS 86.
        Confirm that you apply SOP 98-1, paragraphs 19-30, to determine whether to
        capitalize or expense costs of software developed or obtained for internal use.

Note 12. Segment Reporting, Geographic Information and Major Customers, Pages F-29

63.   You disclose that you changed your reporting structure from two reportable
        segments, Secure Credentials and Biometrics, to one in the fourth quarter 2004.
        We further note that you realigned your product and service revenues into three
        categories, State and Local, Federal and Commercial/Emerging Markets;
        however, you believe that you operate in one reportable segment as your chief
        operating decision maker "evaluates performance based on revenues and total

operating expenses of identity solution products and services across all markets and geographic regions." Tell us when your chief operating decision maker began evaluating performance on a company wide basis. In addition, clarify what information is reviewed by your chief operating decision maker to make decisions about allocating resources to the three categories of your new internal reporting structure.

Note 15. Acquisitions, page F-32

64.   We note that approximately $9.6 million or 7% of the total $127.9 purchase price of your fiscal year 2004 acquisitions of ZN Vision Technologies AG ("ZN"), Trans Digital Technologies Corporation ("TDT") and Imaging Automation, Inc. was allocated to technology. Please address the following with respect to your allocation.

- Describe for us, in reasonable detail, the process used to identify and value intangible assets to be acquired in connection with this acquisition. Explain how that process complied with the guidance of SFAS 141, paragraphs 37.e, 39 and A14-A28. In this respect, we note that "ZN is a leading German provider of face recognition and computer vision products and services" and "TDT is a sole source provider of high security technology and services."
- Tell us your consideration of the disclosure requirements of paragraph 51(b) of SFAS 141, which requires a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

Annex B – Fairness Opinion of USBX

65.   You state that the fairness opinion is "solely intended for the benefit and use of Acquiror's Board of Directors and as such, other than the Acquiror's registration statement filed with the SEC in connection with the Transaction (in which this Opinion may be included in whole but not in part), is not to be used for any other purpose or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent" (emphasis added). This statement appears to be inconsistent with your S-4 disclosure that addresses the fairness to shareholders of the proposed transaction. Shareholders are entitled to rely upon all disclosure contained in the registration statement/proxy, especially as it relates to this fairness of the exchange ratio, from a financial point of view, to them. Please see section II.D.1 of the November 14, 2000 Corp Finance Current Issues Outline. This comment also applies to similar language found in Annex C – Fairness Opinion of Janney Montgomery Scott LLC.

Part II

Item 22. Undertakings

66.   Please ensure that you have included all the relevant undertakings. In this regard,
        please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of
        Regulation S-K, as applicable.

Form 8-K filed March 2, 2006

67.   We note your use of non-GAAP financial measures (i.e. EBITDA) excludes a
        number of recurring items. Demonstrate the usefulness of your non-GAAP
        measures in assessing performance when these recurring items are a result of your
        operations and have contributed to your performance. Refer to Question 8,
        Frequently Asked Questions Regarding the Use of Non-GAAP Financial
        Measures. As part of your response, ensure to demonstrate the way that
        management uses the non-GAAP measure to conduct or evaluate your business.
        If you are able to overcome the burden of demonstrating the usefulness of this
        measure, tell us how you have addressed all of the disclosures identified in Item
        10 of Regulation S-K and the guidance set forth in the Frequently Asked
        Questions Regarding the Use of Non-GAAP Financial Measures. This guidance
        includes a requirement to disclose a reconciliation of the non-GAAP measure to
        its most directly comparable financial measure calculated and presented in
        accordance with GAAP.

Identix Incorporated

Form 10-K for the fiscal year ended June 30, 2005

Exhibits 31.1 and 31.2

68.   Please note that the language of the certifications required by Item 601(b)(31) of
        Regulation S-K must be provided exactly as stated therein. See Release No. 34-
        46427 (Aug. 28, 2002) and the Division of Corporation Finance Staff Alert (Mar.
        5, 2005) available on our website at www.sec.gov. We note, for example, that
        these exhibits include the titles "Chief Executive Officer of Identix Incorporated"
        and "Chief Financial Officer of Identix Incorporated" from the lead-in of the
        certification and refer to "annual" report in item No. 1. These exhibits are also
        undated. Please confirm that Dr. Atick and Ms. Lindsoe signed these exhibits on
        or about the date that the report was filed and in their personal capacity, rather
        than as CEO and CFO, as required by Item 601(b)(31). Other than as to the dates

thereof, this comment also applies to exhibits 31.1 and 31.2 to your Forms 10-Q for the quarters ended September 30 and December 31, 2005.

Form 10-Q for the quarter ended September 30, 2005

69.   We note your disclosure that your disclosure controls and procedures are designed to ensure that information required to be disclosed in the your Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. However, this is not the full definition of disclosure controls and procedures set forth in Rule 13a-15(e). Please tell us if your disclosure controls and procedures are also designed to ensure that and that such information is accumulated and communicated to the your management, including your CEO/CFO, as appropriate to allow timely decisions regarding required disclosure. This comment also applies to your Item 4 disclosure in the Form 10-Q for the quarter ended December 31, 2005.

Form 10-Q for the quarter ended December 30, 2005

70.   We note your disclosure that were no changes in your internal control over financial reporting, *other than those described in the previous paragraph*, identified in connection with your evaluation that occurred during your *first fiscal quarter* that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. However, we note that the paragraph preceding this statement is identical to your description of the remedial measures taken during the quarter ended September 30, 2005, as disclosed in Item 4 of the Form 10-Q for the quarter ended September 30, 2005. Please tell us if there was any change in your internal control over financial reporting that occurred <u>during the fiscal quarter ended December 31, 2005</u>, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please note when there is a change in your internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, you should simply disclose there was such a change, rather than stating that "other than those described [elsewhere]" there were no changes to internal controls over financial reporting.

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As appropriate, please amend your registration statement in response to these comments. Please respond to our comments on the periodic filings within 10 days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review.   Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding comments on the financial statements and related, you may contact Chris White at (202) 551-3461 or Stephen Krikorian, Branch Chief – Accounting, at (202) 551-3488. You may contact Rebekah Toton at (202) 551-3857 with any other question. In the alternative, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 248-4000   Via Facsimile (650) 324-0638
        Charles J. Johnson, Esq.   Richard A. Peers, Esq.
        Frederick P. Callori, Esq.   Kyle Guse, Esq.
        Choate, Hall & Stewart LLP   Heller Ehrman, LLP
        Telephone: (617) 248-5000   Telephone: (650) 324-7000